SECURITIES AND EXCHANGE COMMISSION
                       	WASHINGTON, D.C. 20549
                              	FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

              	 For the fiscal year end December 31, 1998

                               	OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                 to
Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                	RUBY TUESDAY, INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                          	RUBY TUESDAY, INC.
                         150 West Church Avenue
	                      Maryville, Tennessee  37801




Exhibit index appears at page 2. This report contains a total of 17 pages.





                             	EXHIBIT INDEX



Exhibit                                               Page
Number  	       Description                           Number


13        Annual Report to Security-Holders              5
23        Consent of Independent Auditors                17





                                SIGNATURES



Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Ruby Tuesday, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Ruby Tuesday, Inc.
                               Salary Deferral Plan
                                      (Name of Plan)






Date  June 28, 1999             /s/ Dolph Von Arx
                                Dolph Von Arx
                                Director; Chairman, Compensation
                                Committee